(212) 318-6054

vadimavdeychik@paulhastings.com

November 3, 2020

Ms. Anu Dubey

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:          Brookfield Real Assets Income Fund Inc. (the “Registrant”)

File Number: 811-23157

Dear Ms. Dubey:

This letter responds to your comments provided to the undersigned with respect to the preliminary proxy statement filed on Schedule 14A (“Proxy Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) on October 26, 2020 (SEC Accession No. 0001104659-20-118151).

The Registrant’s responses to your comments are reflected below. We have restated your comments for ease of reference. Capitalized terms shall have the same meaning as in the Proxy Statement, unless otherwise indicated.

Comment 1: Page iii of the Proxy Statement, please clarify that there will be no broker-non votes with respect to Proposal 2.

Response: The requested change has been made.

Comment 2: Page 1 of the Proxy Statement, please revise the third sentence under the paragraph starting with “The persons named as proxy holders on the proxy card will vote in…”.

Response: The requested change has been made.

Comment 3: Page 5 of the Proxy Statement, please disclose the compensation to be paid to Oaktree for its services as the sub-adviser.

Response: The requested disclosure has been added.

Comment 4: Please disclose in the Board Considerations section of the Proxy Statement, the factors that the Board took into account in approving the survivability of the expense reimbursement following the termination of the sub-advisory agreement.

Response: The requested disclosure has been added.

Comment 5: If Oaktree serves as investment adviser for any other funds with a similar investment objective as the Registrant, provide the disclosure called for by Item 22(c)(10) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

Response: The requested disclosure has been added.

Comment 6: Under the Economies of scale paragraph please clarify whether the sub-advisory fee level reflects the growth of assets. If not, then please state so.

Response: The Registrant respectfully submits that only marginal economies of scale could be achieved through growth of assets insofar as the Fund is a closed-end fund. However, to the extent Fund assets grow in the future, the Registrant’s Board of Directors will evaluate economies of scale at that time. The Registrant has added applicable disclosure to the Economies of scale paragraph.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above.  Thank you.

Very truly yours,

/s/ Vadim Avdeychik
Vadim Avdeychik
for PAUL HASTINGS LLP